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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dollar Thrifty Automotive Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

256743-10-5

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 256743-10-5			Page 2 of 6

1.	Name of Reporting Person: MSD Capital, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 74-2880190

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,378,400

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,378,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,378,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 256743-10-5			Page 3 of 6

1.	Name of Reporting Person: MSD SBI, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 61-1420251

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,378,400

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,378,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,378,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): PN

     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of the Reporting Persons to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2004 to reflect the change in beneficial ownership of the Reporting Persons. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented as follows:
     Since the original Schedule 13D was filed with the Commission on August 5, 2004, SBI has acquired an aggregate of 300,000 shares of Common Stock of the Issuer in open market transactions for an aggregate purchase price of approximately $7,626,837. Such open market purchases were made using funds available from working capital.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) As of August 1, 2005, the Reporting Persons may be deemed to beneficially own an aggregate of 2,378,400 shares of Common Stock (which represents approximately 9.5% of the outstanding Common Stock as of April 29, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005). The shares that may have been repurchased by the Issuer pursuant to its share repurchase program since the filing of its Form 10-Q on April 29, 2005 were not taken into account because the Reporting Persons do not know the number of shares so repurchased.

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
MSD Capital, L.P.	0	2,378,400	0	2,378,400
MSD SBI, L.P.	0	2,378,400	0	2,378,400
     (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
          During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

Date	Price	MSD	SBI

7/28/2005	$32.997	0	49,800
     (d) Not applicable.
     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.
     Exhibit 1     Joint Filing Agreement, dated as of August 5, 2004, by and between MSD Capital, L.P. and MSD SBI, L.P., is hereby incorporated by reference from Exhibit 1 to the Schedule 13D originally filed with the Commission on August 5, 2004.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 1, 2005

MSD CAPITAL, L.P.

	By:	MSD Capital Management LLC, its general partner

		By:	/s/ Marc R. Lisker

Marc R. Lisker
General Counsel

MSD SBI, L.P.

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
General Counsel